

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

October 10, 2017

<u>Via U.S. Mail</u>
Paul Tidwell
Chief Executive Officer and Chief Financial Officer
Innocap, Inc.
112 N. Walnut Street
PO Box 489
Jefferson, TX 75657-0489

> **Re: Innocap, Inc.**
> **Form 10-K for the fiscal year ended January 31, 2017**
> **Filed April 24, 2017**
> **Amendment 1 to Form 10-K for the fiscal year ended January 31, 2017**
> **Filed August 17, 2017**
> **File No. 0-50612**

Dear Mr. Tidwell:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K filed April 24, 2017</u>

<u>Item 9A. Controls and Procedures, page 18</u>

1. In future filings, please identify which COSO framework (i.e. 1992 or 2013) you used to evaluate the effectiveness of internal control over financial reporting and disclose any material weaknesses in internal control that were identified in your evaluation. Refer to Item 308 of Regulation S-K.

Amendment 1 to Form 10-K filed August 17, 2017

2.	Please include the exhibits required by Items 601(b)(31) and 601(b)(32) of Regulation S-K in all annual and quarterly reports, including amendments to those reports, in future filings.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or me at 202.551.3429 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
  Commodities